Exhibit 99.1

1200, 520 - 5th Avenue S.W., Calgary, AB T2P 3R7 Phone: (403) 261-4811· Fax (403) 261-4818 Website: www.lukeenergy.com

For Release
June 30, 2005
Luke Energy Updates Reserves, Finding Costs and Net Asset Values

Calgary, Alberta - Luke Energy Ltd. announces updated reserves, finding costs and net asset values reflecting the results of its successful drilling program this past winter.

Highlights are as follows: (compared to December 31, 2004)

•	Total proved oil and gas reserves are up 78% to 4.91 million boe from 2.76 million boe.
•	Proved plus probable oil and gas reserves are up 87% to 7.1 million boe from 3.8 million boe at year-end.

•	Proved finding costs were $12.57 per boe, based on reserve additions of 2.45 million boe and capital costs of $28.5 million (estimate at June 30, 2005) plus future development costs of $2.3 million.
•	Proved plus probable finding costs were a very attractive $8.46 per boe based on proved and probable reserve additions of 3.64 million boe.

•	Net asset value increased 99% on an undiscounted basis to $5.62 per share from $2.83 per share at year-end. The net asset value discounted at 10% increased 56% to $3.29 per share from $2.11 share.

Reserves Summary

Luke Energy’s reserves were evaluated effective June 30, 2005 by the independent engineering firm of Gilbert Laustsen Jung Associates Ltd. (GLJ). The table below sets out the Company’s reserves which are working interest and GORR reserves before royalty deductions.

	Oil	Gas	BOE (6:1)	Present Worth ($000’s)
June 30, 2005	Mbbls	MMcf	Mboe	0%	10% Disc
Proved Producing	251	23,528	4,172	$119,747	$83,122
Proved Non-producing	2	1,834	308	8,339	4,942
Proved Undeveloped	219	1,282	432	8,319	4,157
Total Proved	472	26,644	4,912	$136,405	$92,221
Probable	84	12,864	2,229	68,372	26,464
Total Proved + Probable	556	39,508	7,141	$204,777	118,685

Drilling Program

The majority of the Company’s first quarter drilling operations were at Marten Creek in northern Alberta where 24 wells were drilled resulting in 18 gas wells. In addition, the Company drilled two wells at Seal in northern Alberta and a well at Bernadet in northeastern British Columbia which resulted in two successful gas wells.

Reserve Life Index

The reserve life index for proved reserves is 5.6 years and 8.2 years for proved plus probable reserves.

Land Value

A Seaton-Jordan & Associates Ltd. report dated June 30, 2005 values Luke Energy’s 43,434 net undeveloped acres at $7.4 million.

Net Asset Value at June 30, 2005 (before taxes)

	Present Worth ($000’s)
Reserve Value	0%	10% Disc
Proved & Probable	$204,777	$118,685
Add: Land Value	7,363	7,363
Deduct: Debt	(4,300)	(4,300)
Net Asset Value	$207,840	$121,748
Net Asset Value per share (37,007,823 shares o/s)	$5.62	$3.29

Outlook

•	Luke Energy expects to drill up to 10 wells over the balance of the year. Current production is 2,400 boepd (97% gas).
•	Cash flow for 2005 is projected to be $17 million (46¢ per share) and earnings are estimated at $3.5 million (10¢ per share) using a gas price forecast of Cdn $7 per Mcf and oil at US $45 per bbl.
•	Capital expenditures for the second half of the year are forecasted to be $21.5 million.

Luke Energy is a rapidly growing junior oil and gas company operating in western Canada and listed on the Toronto Stock Exchange under the symbol LKE.

This press release may contain forward-looking statements that are based on current expectations. There are a number of risks and uncertainties associated with the oil and gas industry which could cause actual results to differ materially from those anticipated. Information on factors that could affect Luke’s operations or financial results are included in Luke’s reports on file with Canadian securities regulatory authorities. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Information Contact:     Harold V. Pedersen, President & CEO
Phone: (403) 261-4811
Website: www.lukeenergy.com